

November 5, 2014

Via E-Mail
Mr. Osvaldo Solar Venegas
Chief Financial Officer
Concha Y Toro Winery, Inc.
Casilla 213
Nueva Tajamar 481
Torre Norte, Piso 15
Santiago, Chile

> **Re:** **Concha Y Toro Winery, Inc.**
> **Form 20-F for the Year Ended December 31, 2013**
> **Filed May 1, 2014**
> **File No. 1-13358**

Dear Mr. Venegas:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to the comment, we may have additional comments.

Form 20-F for the Year Ended December 31, 2013
Note 2. Basis of Preparation and Presentation of the Financial Statements, page F-15
2.23 Revenue and expense recognition, page F-32

1. We note your new disclosure in fiscal 2013 indicating that you recognize revenue from certain product sales when ownership and risk are transferred to the buyer although delivery is postponed in accordance with the buyer's will. Please advise us of the following:

    - Further explain to us the nature and significance of your fiscal 2013 bill-and-hold transactions, including the type of products that are subject to such arrangements, the amount of related net receivables as of December 31, 2013 and whether any storage or insurance fees are charged to customers while the Company holds the underlying products;

- Tell us whether you entered into similar transactions in prior fiscal years or if you first began to enter into such transactions in fiscal 2013;

- Explain to us in sufficient detail how your bill-and-hold transactions meet all of the revenue recognition requirements in paragraph 14 of IAS 18 and paragraph 1 of the appendix to IAS 18; and

- Confirm to us, if true, that the bill-and-hold transactions were for finished products that were ready for delivery at the point of revenue recognition, and not for products that were still in the wine production process. Also tell us whether the underlying products have since been delivered in fiscal 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Marlowe at (202) 551-5395 or John Archfield at (202) 551-3315 if you have questions regarding the comment and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining